UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*


                 TURNER BROADCASTING SYSTEM, INC.
 -----------------------------------------------------------------
                         (Name of Issuer)

         CLASS B COMMON STOCK, PAR VALUE $.0625 PER SHARE
 -----------------------------------------------------------------
                  (Title of Class of Securities)

                           900262 50 2
 -----------------------------------------------------------------
                          (CUSIP Number)
                       Peter R. Haje, Esq.
                General Counsel, Time Warner Inc.
     75 Rockefeller Plaza, New York, NY 10019 (212) 484-8000
 -----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
                Receive Notice and Communications)


                         October 4, 1995
 -----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 900262 50 2                Page   2    of   17   Pages
          -------------------             ------    ------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Time Warner Inc.
     IRS No. 13-1388520

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         a[ ]
                                                               b[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

    NUMBER OF        7     SOLE VOTING POWER
                           0
     SHARES

   BENEFICIALLY      8     SHARED VOTING POWER
                           54,691,827 (See Item 5)
    OWNED BY

     EACH            9     SOLE DISPOSITIVE POWER
                           0
   REPORTING

    PERSON
                     10    SHARED DISPOSITIVE POWER
                           54,691,827 (See Item 5)
    WITH


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     54,691,827 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 32.7% (See Item 5)

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

CUSIP No. 900262 50 2                Page   3    of   17   Pages
        ------------------               ------    ------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Time TBS Holdings, Inc.
     IRS No. 13-3412926

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         a[ ]
                                                               b[ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

    NUMBER OF       7   SOLE VOTING POWER
                        0
     SHARES

   BENEFICIALLY     8   SHARED VOTING POWER
                        25,329,714 (See Item 5)
    OWNED BY

     EACH
                    9   SOLE DISPOSITIVE POWER
                        0
   REPORTING

    PERSON
                   10   SHARED DISPOSITIVE POWER
                        25,329,714 (See Item 5)
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     25,329,714 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 15.5%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 900262 50 2                Page   4   of   17   Pages
          ------------------               -----    ------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Warner Communications Inc.
     IRS No. 13-2696809

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         a[ ]
                                                               b[ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

    NUMBER OF        7     SOLE VOTING POWER
                           0
     SHARES

   BENEFICIALLY      8     SHARED VOTING POWER
                           7,469,537 (See Item 5)
    OWNED BY

     EACH
                     9     SOLE DISPOSITIVE POWER
                           0
   REPORTING

    PERSON
                     10    SHARED DISPOSITIVE POWER
                           7,469,537 (See Item 5)
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     7,469,537 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 5.3%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

CUSIP No. 900262 50 2                Page   5   of   17   Pages
          ------------------               -----    ------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Warner Cable Communications Inc.
     IRS No. 13-3134949

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         a[ ]
                                                               b[ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

    NUMBER OF        7     SOLE VOTING POWER
                           0
     SHARES

   BENEFICIALLY      8     SHARED VOTING POWER
                           6,004,338 (See Item 5)
    OWNED BY

      EACH
                     9     SOLE DISPOSITIVE POWER
                           0
   REPORTING

    PERSON
                    10     SHARED DISPOSITIVE POWER
                           6,004,338 (See Item 5)
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     6,004,338 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 4.2%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

CUSIP No. 900262 50 2                Page   6  of    17  Pages
         ------------------               ----    ------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     American Television and Communications Corp.
     IRS No. 13-2922502

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         a[ ]
                                                               b[ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

    NUMBER OF        7     SOLE VOTING POWER
                           0
     SHARES

   BENEFICIALLY      8     SHARED VOTING POWER
                           17,010,889 (See Item 5)
    OWNED BY

      EACH
                     9     SOLE DISPOSITIVE POWER
                           0
    REPORTING

     PERSON
                     10    SHARED DISPOSITIVE POWER
                           17,010,889 (See Item 5)
      WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     17,010,889 shares  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 12.4%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

CUSIP No. 900262 50 2                Page   7   of   17   Pages
         ------------------               -----    ------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Time Warner Operations Inc.
     IRS No. 13-3544870

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         a[ ]
                                                               b[ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

    NUMBER OF        7     SOLE VOTING POWER
                           0
     SHARES

   BENEFICIALLY      8     SHARED VOTING POWER
                           4,881,687 (See Item 5)
    OWNED BY

      EACH
                     9     SOLE DISPOSITIVE POWER
                           0
    REPORTING

     PERSON
                    10     SHARED DISPOSITIVE POWER
                           4,881,687 (See Item 5)
      WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     4,881,687 shares  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       AMENDMENT NO. 11 TO
                           SCHEDULE 13D



          Time Warner Inc., a Delaware corporation ("Time Warner"), Time TBS Holdings, Inc., a Delaware corporation ("Holdings"), Warner Communications Inc., a Delaware corporation ("WCI"), Warner Cable Communications Inc., a Delaware corporation ("WCCI"), American Television and Communications Corporation, a Delaware corporation ("ATC"), and Time Warner Operations Inc., a Delaware corporation ("Operations"), hereby amend and supplement their statement on Schedule 13D relating to the Class B Common Stock, par value $.0625 per share (the "TBS Class B Common Stock"), of Turner Broadcasting System, Inc., a Georgia corporation ("TBS"), as originally filed with the Securities and Exchange Commission (i) by Holdings and Time Warner on June 15, 1987, as amended and restated in its entirety on August 31, 1995, and as subsequently amended; and (ii) by WCCI and WCI on June 16, 1987, as amended and restated in its entirety on August 31, 1995 and as subsequently amended. Time Warner, Holdings, WCI, ATC, Operations and WCCI are hereinafter collectively referred to as the "Reporting Persons".

          Pursuant to Rule 13D-1(f) under the Securities Exchange
Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of TBS Class B Common
Stock and the joint Schedule 13D of the Reporting Persons is hereinafter referred to as the "Statement".

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is hereby amended and supplemented by deleting the penultimate paragraph thereof and substituting the following:

          "Time Warner has entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of September 22, 1995, among Time Warner, Time Warner Acquisition Corp. ("Sub"), a Delaware corporation and a wholly owned subsidiary of Time Warner, and Turner Broadcasting System, Inc., a Georgia corporation ("TBS"). A copy of the Merger Agreement is attached as
Exhibit 2(a) to Time Warner's Current Report on Form 8-K dated as of September 22, 1995 (the "Form 8-K"), and is incorporated by reference herein. Pursuant to the Merger Agreement, TBS will merge with Sub and become a wholly owned subsidiary of Time Warner. Alternatively, the Merger Agreement contemplates that the structure of the transaction may be changed, if the parties so agree, so that each of Time Warner and TBS will merge with separate subsidiaries of a newly-formed holding company (to be named Time Warner Inc.) and will become wholly owned subsidiaries of such newly-formed holding company. The merger of TBS contemplated by the Merger Agreement is referred to herein as the "Merger". The alternative transaction in which both TBS and Time Warner would become wholly owned subsidiaries of a newly-formed holding company is referred to herein as the "Holding Company Transaction". In the Merger, each issued and outstanding share of Class A Common Stock, par value $0.0625 per share, of TBS (the "TBS Class A Common Stock") and each issued and outstanding share of TBS Class B Common Stock will be converted into the right to receive 0.75 shares of the common stock, par value $1.00 per share, of Time Warner (the "Common Stock") (or, if the Holding Company Transaction is implemented, of the newly-formed holding company) and each share of Class C Convertible Preferred Stock, par value $0.125 per share, of TBS (the "TBS Class C Preferred Stock") will be converted into the right to receive 4.80 shares of Common Stock (or, if the Holding Company Transaction is implemented, of the newly-formed holding company), in each case subject to the exercise of dissenters' rights and the delivery of cash in lieu of fractional shares. If the Holding Company Transaction is implemented, each issued and outstanding share of each class of the capital stock of Time Warner will be converted into the right to receive one share of an identical class of the capital stock of the newly-formed holding company, subject to the exercise of applicable appraisal rights by the holders of preferred stock of Time Warner.

          The Merger is subject to customary closing conditions, including the approval of the shareholders of TBS, and of Time Warner, all necessary approvals of the Federal Communications Commission and appropriate antitrust approvals. There can be no assurance that all these approvals can be obtained in a timely fashion or, in the case of governmental approvals, if obtained, will not be conditioned upon changes to the terms of the Merger Agreement."

Item 5.   Interest in Securities of TBS.

          Item 5 of the Statement is hereby amended and supplemented by amending the last paragraph of paragraphs (a) and
(b) to read as follows:

          "In connection with the Merger Agreement, Time Warner has entered into a Shareholders' Agreement dated as of September 22, 1995 (the "Shareholders' Agreement"), with R. E. Turner ("Turner") and certain associates and affiliates of Turner (together with Turner, the "Turner Shareholders"). A copy of the Shareholders' Agreement is attached as Exhibit 10(a) to the Form 8-K, and is incorporated by reference herein. Pursuant to the Shareholders' Agreement, the Turner Shareholders have agreed to vote all their TBS shares in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement.

          In connection with the Merger Agreement, Time Warner has also entered into an LMC Agreement dated as of September 22, 1995, with Liberty Media Corporation ("LMC") and certain direct and indirect wholly owned subsidiaries of LMC (the "LMC
Agreement"). A copy of the LMC Agreement is attached as Exhibit
10(b) to the Form 8-K, and is incorporated by reference herein.
Pursuant to the LMC Agreement, LMC and certain of its subsidiaries have agreed, subject to certain conditions, to vote all their TBS shares in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement. Time Warner has agreed with LMC that Time Warner will terminate the Merger Agreement and abandon the Merger under certain circumstances, including (a) the imposition by any regulatory authority of restrictions or burdens on LMC and its affiliates as a condition to approval of the Merger and related transactions and (b) the failure by Time Warner to amend the Time Warner stockholder rights agreement as set forth in Exhibit G to the LMC Agreement.

          In addition, pursuant to the Merger Agreement and the Shareholders' Agreement, Time Warner and the Turner Shareholders have agreed that, upon consummation of the Merger, Time Warner and the Turner Shareholders will enter into Investors' Agreements and a Registration Rights Agreement, pursuant to which (a) Turner will, subject to certain conditions, be entitled to designate two people for election to the Board of Directors of Time Warner, (b) certain of the Turner Shareholders will be subject to certain restrictions on transfer of Common Stock and certain restrictions on other activities relating to Time Warner and (c) Time Warner will grant to the Turner Shareholders rights to require the registration of sales of shares of Common Stock received in the Merger under the Securities Act of 1933, as amended (the

"Securities Act"). In addition to the TBS shares beneficially owned by Time Warner as described above, in connection with the Merger, LMC has agreed to grant Time Warner an option, exercisable under certain circumstances, to acquire the 30.1 million shares of TBS Class B Common Stock and the 6.1 million shares of TBS Class C Common Stock beneficially owned by LMC and its subsidiaries at the same price that would be payable for such TBS shares in the Merger."

Item 6.   Contracts, Arrangements, Understandings or
          Relationship with Respect to Securities of TBS.


          Item 6 of the Statement is hereby amended to read in its entirety as follows:

          "In connection with the Merger Agreement, Time Warner has entered into the Shareholders' Agreement. Pursuant to the Shareholders' Agreement, the Turner Shareholders have agreed to vote all their TBS shares in favor of the approval of the Merger and each of the other transactions contemplated by the Merger
Agreement and in favor of the approval and adoption of the Merger Agreement. In addition, pursuant to the Merger Agreement and the Shareholders' Agreement, Time Warner and the Turner Shareholders have agreed that, upon consummation of the Merger, Time Warner and the Turner Shareholders will enter into Investors' Agreements and a Registration Rights Agreement, pursuant to which (a) Turner will, subject to certain conditions, be entitled to designate two people for election to the Board of Directors of Time Warner, (b) certain of the Turner Shareholders will be subject to certain restrictions on transfer of Common Stock and certain restrictions on other activities relating to Time Warner and (c) Time Warner will grant to the Turner Shareholders rights to require the registration of sales of shares of Common Stock received in the Merger under the Securities Act of 1933, as amended (the "Securities Act"). Mr. Turner beneficially owns 55.1 million shares of TBS Class A Common Stock and 30.6 million shares of TBS Class B Common Stock.

          In connection with the Merger Agreement, Time Warner has entered into the LMC Agreement. Pursuant to the LMC Agreement, LMC and certain of its subsidiaries have agreed, subject to certain conditions, to vote all their TBS shares in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement. Time Warner has agreed with LMC that Time Warner will terminate the Merger Agreement and abandon the Merger under certain circumstances, including (a) the imposition by any regulatory authority of restrictions or burdens on LMC and its affiliates as a condition to approval of the Merger and related transactions and (b) the failure by Time Warner to amend the Time Warner stockholder rights agreement as set forth in Exhibit G to the LMC Agreement.

Reference is also made to the description of the agreements and discussions in Items 4 and 5 of this Statement."

Item 7.   Material to be Filed as Exhibits.

          The exhibits listed on the accompanying Exhibit Index have been incorporated by reference as part of this Statement and such Exhibit Index is incorporated herein by reference.


                            SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 10, 1995

                               Time Warner Inc.


                         By:   /s/ Peter R. Haje
                               --------------------------------
                               Name:   Peter R. Haje
                               Title:  Executive Vice President



                               Time TBS Holdings, Inc.


                         By:   /s/ Thomas W. McEnerney
                               --------------------------------
                               Name:   Thomas W. McEnerney
                               Title:  Vice President

                               Warner Communications Inc.


                            By: /s/ Thomas W. McEnerney
                               --------------------------------
                                Name:   Thomas W. McEnerney
                                Title:  Vice President



                                Warner Cable
                                  Communications Inc.


                            By: /s/ Thomas W. McEnerney
                               --------------------------------
                                Name:   Thomas W. McEnerney
                                Title:  Vice President


                                American Television and
                                  Communications Corporation


                            By: /s/ Thomas W. McEnerney
                               --------------------------------
                                Name:   Thomas W. McEnerney
                                Title:  Vice President



                                Time Warner Operations Inc.



                             By: /s/ Thomas W. McEnerney
                               --------------------------------
                                Name:   Thomas W. McEnerney
                                Title:  Vice President

                          EXHIBIT INDEX

EXHIBIT        DESCRIPTION


Exhibit 8 Agreement and Plan of Merger dated as of September 22, 1995, among Time Warner Inc., Turner Broadcasting System, Inc. and Time Warner Acquisition Corp. (incorporated by reference to Exhibit 2(a) of the Current Report on Form 8-K of Time Warner Inc. dated as of September 22, 1995).

Exhibit 9 Shareholders' Agreement dated as of September 22, 1995, among Time Warner Inc., R. E. Turner and certain associates and affiliates of R. E. Turner (incorporated by reference to Exhibit 10(a) of the Current Report on Form 8-K of Time Warner Inc. dated as of September 22, 1995).

Exhibit 10 LMC Agreement dated as of September 22, 1995, among Time Warner Inc., Liberty Media Corporation, TCI Turner Preferred, Inc., Communication Capital Corp. and United Turner Investment, Inc. (incorporated by reference to Exhibit 10(b) of the Current Report on Form 8-K of Time Warner Inc. dated as of September 22, 1995).